James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Renee Peterson (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 22 May 2023 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 19 May 2023. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Chief Financial Officer, Mr Jason Miele.

18 May 2023 Group Company Secretary James Hardie Industries plc Europa House, 2nd Floor Harcourt Centre Harcourt Street Dublin 2, Ireland By email: investor.relations@jameshardie.com.au Dear Sir/Madam Notification of change in disclosable interest under the Companies Act 2014 This notification is given in fulfillment of the duty imposed pursuant to Section 1048 and/or Section 1050 of the Companies Act 2014. Challenger Limited on behalf of its subsidiary Fidante Partners Limited and on behalf of its associate Greencape Capital Pty Limited (Challenger Companies) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC (JHX) which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014 as first notified to JHX on 23 October 2018. On [ ] 2023, there was a change in the share capital held by the Challenger Companies such that the shareholding went through a percentage point, with the Challenger Companies having an aggregated interest in JHX of 3.943% of ordinary share capital (being a reduction from 4.010%) which is held as set out in Schedule 1 to this letter. If you have any questions in relation to the above, please contact me at +61 2 9994 7094. Kind regards Linda Matthews Company Secretary Challenger Limited

Schedule 1 Registered Holder Number of Chess Depository Interests % held Citicorp Nominees Pty Limited 5,428,684 1.220% J. P. Morgan Nominees Australia Pty Limited 4,825,482 1.084% HSBC Custody Nominees (Australia) Limited 6,827,172 1.534% National Nominees Limited 465,187 0.105% 3.943%